AMBEV S.A.

CLAWBACK POLICY REGARDING THE RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION

1.	Background

Ambev S.A. (the “Company”) has adopted this policy (the “Policy”) to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement (as defined below).

This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standard”). This Policy has been approved by the Company’s Board of Directors (the “Board”) and will be administered by the People Committee of the Board (the “Committee”), who may consult with, and/or refer any decisions or determinations under this Policy to, the Board. All Committee and/or Board determinations under this Policy will be final, binding and conclusive on all interested parties, effective as of the Effective Date (as defined below).

2.	Definitions

For purposes of this Policy, the following definitions shall apply:

a)	“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was received (i) on or after the effective date of the Listing Standard, (ii) after the person became an Executive Officer, and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.
b)	“Effective Date” means December 1, 2023.
c)	“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to a person that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid. For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid and the Committee shall maintain documentation of such determination and provide such documentation to the NYSE.
d)	“Exchange Act” means the Securities Exchange Act of 1934.

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e)	“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. “Policy-making function” does not include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
f)	“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, (ii) stock price or (iii) total shareholder return. Financial Reporting Measures need not be presented within the Company’s financial statements or included in a filing with the SEC.
g)	“Home Country” means Brazil, the Company’s jurisdiction of incorporation.
h)	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
i)	“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement. Notwithstanding this lookback requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.
j)	“Received” Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.
k)	“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

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l)	“SEC” means the United States Securities and Exchange Commission.
3.	Clawback of Erroneously Awarded Compensation & Exceptions

In the event of a Restatement, any Erroneously Awarded Compensation received during the Lookback Period shall be subject to reasonably prompt repayment to the Company in accordance with Section 3 of this Policy. The Company, led by the Committee, must pursue the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below.

Notwithstanding the foregoing, a majority of the independent directors serving on the Board may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee determines that such recovery would be impracticable due to any of the following circumstances:

a)	Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Company to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE); or
b)	Violation of Home Country Law. Pursuing such recovery would violate the Company’s Home Country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel acceptable to the NYSE that recovery would result in such a violation and provides such opinion to the NYSE).
c)	Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
4.	Means of Repayment

In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the person shall reasonably promptly satisfy such repayment in a manner and on such terms as required by the Committee.

5.	No Indemnification

The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation. In the event of any conflict between the terms of this Policy and the Company’s rules, bylaws and other policies, the terms of this Policy shall control.

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6.	Miscellaneous

This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE, including the Listing Standard and any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. Recoupment of Erroneously Awarded Compensation under this Policy is not dependent upon the Company satisfying any conditions in this Policy, including any requirement to provide applicable documentation to the NYSE.

The rights of the Company under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement.

7.	Amendment and Termination

To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Committee may terminate, suspend or amend this Policy at any time in its discretion.

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